Exhibit 1.02

Cirrus Logic, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (the “Report”) has been prepared by Cirrus Logic, Inc. (the “Company”) pursuant to Rule 13p-1 and Form SD (the “Rule”), which were promulgated under the Securities Exchange Act of 1934. The Report covers the reporting period January 1, 2013, to December 31, 2013. The Securities and Exchange Commission (the “SEC”) adopted the Rule in order to implement the reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain certain specified materials that are necessary to the functionality or production of their products. The specified materials, which are collectively referred to as the “Conflict Minerals,” are defined by the SEC as cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (the “3TG” minerals).

According to the Rule, if a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if the registrant is unable to determine that its Conflict Minerals either did not originate in the Covered Countries or were from recycled or scrap sources, then the issuer must exercise due diligence on the source and chain of custody of the Conflict Minerals. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola. The registrant also must submit a report annually, a Conflict Minerals Report (the “CMR”), to the SEC that includes a description of those due diligence measures.

The CMR presented herein is not audited per the guidance from the Securities Exchange Commission dated April 29, 2014.

Company Overview

The Company develops high-precision, analog and mixed-signal integrated circuits for a broad range of innovative customers. Building on its diverse analog and signal-processing patent portfolio, Cirrus Logic delivers highly optimized products for a variety of audio and energy-related applications. The Company operates from headquarters in Austin, Texas, with offices in Phoenix, Ariz., Europe, Japan and Asia.

This Report has been prepared by management of the Company, and includes the activities of all majority-owned subsidiaries and entities that are required to be consolidated.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013. For purposes of this Report, we have determined the following products include Conflict Minerals that are necessary to the functionality or production of their products: (1) integrated circuits and (2) development and evaluation boards (“Boards”) sold by the Company (collectively, the “Covered Products”).

The Company’s Due Diligence Process

The Company has conducted a good faith reasonable country of origin inquiry (RCOI) regarding the Conflict Minerals. This RCOI was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. Our due diligence measures have been designed to conform, in all material respects, with the framework provided by the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”).

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

In conjunction with its due diligence process, the Company has adopted a policy relating to Conflict Minerals (the “Company Policy”), incorporating the standards set forth in the OECD Guidance. The Company Policy states that we expect our suppliers to source materials from environmentally and socially responsible supply chains. In addition, the Company Policy states that our suppliers must report at least annually the origin of the Conflict Minerals used in the manufacture of our products. Specifically, suppliers are expected to utilize the Conflict Free Sourcing Initiative (CFSI) Conflict Minerals Reporting Template to report on the use of Conflict Minerals used in the manufacture of our products. The Company has also participated in groups and forums focused on responsible sourcing of the Conflict Minerals, including the Electronic Industry Citizenship Coalition (EICC) and The Global e-Sustainability Initiative (GeSI) Conflict Free Smelter (CFS) program.

More specifically, our due diligence process on the source and chain of custody of Conflict Minerals includes the following steps:

•	Establishment of a strong company management system through:

•	The adoption of a Conflict Minerals Policy;

•	The establishment of an internal team of subject matter experts that includes members of our supply chain, purchasing, legal, and quality organizations, and is managed by our General Counsel;

•	The institution of processes for new suppliers whereby conflict mineral conformance is discussed during initial business reviews; and

•	The strengthening of our participation in CFSI initiatives.

•	Identification and assessment of risks by:

•	Identifying relevant first-tier suppliers to engage in our due diligence efforts;

•	Conducting a survey of our supply chain using the template known as the CFSI Reporting template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

•	Identifying smelter usage by greatest volume and prioritizing efforts associated with our due diligence with those smelters;

•	Reviewing and validating smelter information provided by suppliers; and

•	Comparing the smelters identified by our suppliers against lists of smelters certified as conflict free through the Conflict Free Smelter Program.

•	Responding to identified risks by:

•	Reporting to senior management the findings derived from our due diligence efforts;

•	Designing and implementing training for relevant first tier suppliers to improve their systems of transparency and control; and

•	Devising and adopting a risk management strategy that seeks to ensure conflict minerals in our supply chain are DRC conflict-free.

•	Auditing supply chain due diligence via our support for an industry-developed audit program through CFSI that is administered by independent third-party auditors.

•	Reporting on due diligence through our Specialized Disclosure Report on Form SD and Conflict Mineral Report filed with the SEC and publicly communicated on our website.

Due Diligence Results

For the 2013 calendar year, we focused our due diligence efforts on our integrated circuits, which accounted for over 99% of our revenue in 2013. Specifically, we requested a total of 12 manufacturers of our integrated circuits, which covered 100% of the integrated circuits that we sold in 2013, to respond to our inquiries relating to the use of Conflict Minerals in our integrated circuits (or in the production of our integrated circuits). All 12 of those manufacturers responded to our request. Notably, a large majority of the responses received provided data at company or divisional level for the supplier, and therefore, we were unable to specify the smelters or refiners used by our suppliers on a part-by-part basis. We were therefore unable to determine with certainty which smelters or refiners are actually in our supply chain, the country of origin of all of the 3TG each part contains, or whether such 3TG comes from recycled or scrap resources.

In addition, we requested conflict minerals information from our major suppliers and contract manufacturers for Boards that were assembled in 2013, which represented less than 1% of our revenue during that year. A substantial majority of the responses received were incomplete and/or failed to provide data at a company or division level. We did not seek information related to each supplier of components that we used on these Boards. Therefore, based on the incomplete set of responses and data, we were unable to determine which smelters or refiners are actually in the supply chain for our Boards, the country of origin of all of the 3TG each part contains, or whether such 3TG comes from recycled or scrap resources.

Based on our due diligence efforts, we identified the following facilities that could potentially have processed the necessary conflict minerals in our products. We have also indicated the facilities that have been designated as “conflict free” by CFSI as of May 27, 2014:

Metal	Smelter Name	Smelter Status

Gold	Aida Chemical Industries Co. Ltd.

Gold	Allgemeine Gold- und Silberscheideanstalt A.G.	CFSI Compliant

Gold	Argor-Heraeus SA	CFSI Compliant

Gold	Asahi Pretec Corporation	CFSI Compliant

Gold	Asaka Riken Co Ltd

Gold	Caridad

Gold	Chugai Mining

Gold	Dowa	CFSI Compliant

Gold	Heraeus Ltd Hong Kong	CFSI Compliant

Gold	Heraeus Precious Metals GmbH & Co. KG	CFSI Compliant

Gold	Ishifuku Metal Industry Co., Ltd.	CFSI Compliant

Gold	Johnson Matthey Inc	CFSI Compliant

Gold	Johnson Matthey Limited	CFSI Compliant

Gold	JX Nippon Mining & Metals Co., Ltd	CFSI Compliant

Gold	Kojima Chemicals Co. Ltd	CFSI Compliant

Gold	LS-Nikko Copper Inc	CFSI Compliant

Gold	Materion	CFSI Compliant

Gold	Matsuda Sangyo Co. Ltd	CFSI Compliant

Gold	Metalor Technologies (Hong Kong) Ltd	CFSI Compliant

Gold	Metalor Technologies SA	CFSI Compliant

Gold	Metalor USA Refining Corporation	CFSI Compliant

Gold	Mitsubishi Materials Corporation	CFSI Compliant

Gold	Mitsui Mining and Smelting Co., Ltd.	CFSI Compliant

Gold	Navoi Mining and Metallurgical Combinat

Gold	Nihon Material Co. LTD	CFSI Compliant

Gold	Pan Pacific Copper Co. LTD

Gold	Royal Canadian Mint

Gold	Shandong Zhaojin Gold & Silver Refinery Co. Ltd	CFSI Compliant

Gold	Solar Applied Materials Technology Corp.	CFSI Compliant

Gold	Sumitomo Metal Mining Co. Ltd.	CFSI Compliant

Gold	Tanaka Kikinzoku Kogyo K.K.	CFSI Compliant

Gold	Tokuriki Honten Co. Ltd	CFSI Compliant

Gold	Umicore SA Business Unit Precious Metals Refining	CFSI Compliant

Gold	United Precious Metal Refining, Inc.	CFSI Compliant

Gold	Valcambi SA	CFSI Compliant

Gold	Western Australian Mint trading as The Perth Mint	CFSI Compliant

Gold	Xstrata Canada Corporation

Gold	Yamamoto Precious Metal Co., Ltd.

Gold	Yokohama Metal Co Ltd

Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation

Tantalum	Exotech Inc.	CFSI Compliant

Tantalum	F&X	CFSI Compliant

Tantalum	Global Advanced Metals	CFSI Compliant

Tantalum	H.C. Starck GmbH	CFSI Compliant

Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CFSI Compliant

Tantalum	Ulba	CFSI Compliant

Tin	Cookson

Tin	Cooper Santa

Tin	CV Serumpun Sebalai

Tin	CV United Smelting

Tin	EM Vinto

Tin	Fenix Metals

Tin	Geiju Non-Ferrous Metal Processing Co. Ltd.	CFSI Compliant

Tin	Gejiu Zi-Li

Tin	Gold Bell Group

Tin	Liuzhou China Tin

Tin	Malaysia Smelting Corporation (MSC)	CFSI Compliant

Tin	Metallo Chimique

Tin	Mineração Taboca S.A.	CFSI Compliant

Tin	Minsur	CFSI Compliant

Tin	Mitsubishi Materials Corporation	CFSI Compliant

Tin	OMSA	CFSI Compliant

Tin	PT Bangka Kudai Tin

Tin	PT Bangka Putra Karya

Tin	PT Bangka Timah Utama Sejahtera

Tin	PT Belitung Industri Sejahtera

Tin	PT Bukit Timah	CFSI Compliant

Tin	PT DS Jaya Abadi

Tin	PT Koba Tin

Tin	PT Refined Banka Tin

Tin	PT Stanindo Inti Perkasa

Tin	PT Tambang Timah	CFSI Compliant

Tin	PT Timah	CFSI Compliant

Tin	PT Timah Nusantara

Tin	Thaisarco	CFSI Compliant

Tin	White Solder Metalurgia	CFSI Compliant

Tin	Yunnan Chengfeng

Tin	Yunnan Tin Company Limited	CFSI Compliant

Tungsten	A.L.M.T. Corp.	CFSI Compliant

Tungsten	ATI Tungsten Materials

Tungsten	China Minmetals Nonferrous Metals Co Ltd

Tungsten	Chongyi Zhangyuan Tungsten Co Ltd

Tungsten	Ganzhou Grand Sea W & Mo Group Co Ltd	CFSI Compliant

Tungsten	Ganzhou sinda W&Mo Co.,Ltd

Tungsten	Global Tungsten & Powders Corp	CFSI Compliant

Tungsten	Hunan Chun-Chang Nonferrous Smelting & Concentrating Co., Ltd.

Tungsten	Jiangxi Rare Earth & Rare Metals Tungsten Group Corp

Tungsten	Jiangxi Tungsten Industry Group Co Ltd

Tungsten	Wolfram Bergbau und Hütten AG

Tungsten	Wolfram Company CJSC

Tungsten	Xiamen Tungsten Co Ltd	CFSI Compliant

Tungsten	Zhuzhou Cemented Carbide Group Co Ltd

Risk Mitigation

Based on our initial efforts to collect data, we believe the main risks that we have identified are related to the lack of data and the quality of data, particularly with respect to our development boards and evaluation boards. We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts;

b.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses, particularly with the suppliers of components for our Boards;

c.	Expand information sought as it relates to our Boards to include the suppliers for components;

d.	Continue participation with CFSI to expand the smelter and refiners participating in the Conflict Free Smelter Program; and

e.	Work with the OECD or relevant trade associations to define and improve best practices and encourage responsible sourcing of Conflict Minerals in accordance with the OECD Guidance.